SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

AIR FRANCE

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 8 November 2004

OCTOBER 2004 TRAFFIC

•	Strong passenger activity: traffic up 6.4%

•	Buoyant cargo activity: traffic up 10.5%

Passenger operations

Air France-KLM Group passenger activity remained strong in October with a 6.4% increase in traffic on 5.9% higher capacity. The load factor reached 79.5%, up 0.4 points. The Group carried more than 5.7 million passengers in October (up 2.1%).

Transatlantic routes continued to post sustained growth in traffic (up 9.3%) with a 2.5-point improvement in the load factor (86.0%).

Activity remained buoyant in Asia, although the substantial growth in traffic (up 13.0%) was lower than the 17.9% increase in capacity. The load factor stood at the high level of 83.4% (down 3.6 points).

The situation remained satisfactory on the Africa & Middle-East network with traffic increasing by 4.4% on 4.8% higher capacity. The load factor stood at 77.7% (down 0.3 points).

On the Caribbean & Indian Ocean network, the load factor gained 4.5 points to reach 81.1%, as traffic grew by 1.2% against a 4.5% decrease in capacity.

On the European medium-haul network (including the French domestic market), traffic remained virtually stable (up 0.3%) while capacity grew by 2.6%. The load factor stood at 68.5% (down 1.6 points).

Both airlines posted a good performance in October:

•	Air France’s load factor improved by 0.5 points to 77.3% as traffic increased by 6.2% on 5.5% higher capacity.

•	KLM’s traffic increased by 6.7% in line with capacity. The load factor remained stable at 83.3%.

Cargo operations

In October, Air France-KLM cargo activity also posted a good performance. The load factor gained 1.3 points to 71.5% thanks to a 10.5% increase in traffic on 8.4% higher capacity.

•	Air France’s cargo traffic increased by 11.8% for a 9.3% rise in capacity. Cargo load factor reached 66.6%, up 1.5 points.

•	KLM’s cargo traffic grew by 8.8% on 7.1% higher capacity. Cargo load factor stood at 78.7%, up 1.2 points.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website: www.airfrance-finance.com

STATISTICS

Passenger Operations (millions)

	October			Cumulative (1)
	2004	2003	%	2004	2003	%
Total Group
Passengers carried (000)	5,737	5,616	2.1%	38,489	36,022	6.8%
Revenue pax-kilometers (RPK)	14,794	13,906	6.4%	99,586	89,857	10.8%
Available seat-kilometers (ASK)	18,610	17,573	5.9%	125,226	115,096	8.8%
Passenger load factor (%)	79.5%	79.1%	0.4	79.5%	78.1%	1.5
Europe (including France)
Passengers carried (000)	4,117	4,120	(0.1%)	27,490	26,219	4.8%
Revenue pax-kilometers (RPK)	3,122	3,113	0.3%	21,277	20,139	5.7%
Available seat-kilometers (ASK)	4,557	4,442	2.6%	30,560	28,654	6.6%
Passenger load factor (%)	68.5%	70.1%	-1.6	69.6%	70.3%	-0.7
America (North and South)
Passengers carried (000)	646	590	9.6%	4,484	4,040	11.0%
Revenue pax-kilometers (RPK)	4,754	4,351	9.3%	32,668	29,699	10.0%
Available seat-kilometers (ASK)	5,528	5,212	6.1%	37,486	35,200	6.5%
Passenger load factor (%)	86.0%	83.5%	2.5	87.1%	84.4%	2.8
Asia / Pacific
Passengers carried (000)	366	320	14.2%	2,304	1,736	32.7%
Revenue pax-kilometers (RPK)	3,221	2,850	13.0%	20,344	15,320	32.8%
Available seat-kilometers (ASK)	3,861	3,273	17.9%	24,897	19,428	28.2%
Passenger load factor (%)	83.4%	87.1%	-3.6	81.7%	78.9%	2.9
Africa & Middle East
Passengers carried (000)	377	355	6.3%	2,474	2,196	12.7%
Revenue pax-kilometers (RPK)	1,986	1,902	4.4%	12,668	11,508	10.1%
Available seat-kilometers (ASK)	2,555	2,437	4.8%	16,114	15,016	7.3%
Passenger load factor (%)	77.7%	78.0%	-0.3	78.6%	76.6%	2.0
Caribbean-Indian Ocean
Passengers carried (000)	230	231	(0.3%)	1,736	1,830	(5.2%)
Revenue pax-kilometers (RPK)	1,711	1,691	1.2%	12,630	13,192	(4.3%)
Available seat-kilometers (ASK)	2,110	2,208	(4.5%)	16,168	16,797	(3.7%)
Passenger load factor (%)	81.1%	76.6%	4.5	78.1%	78.5%	-0.4

Cargo Operations (millions)

	October			Cumulative (1) (2)
	2004	2003	%	2004	2003	%
Total Group
Revenue tonne-km (RTK)	941	852	10.5%	5,729	5,176	10.7%
Available tonne-km (ATK)	1,316	1,214	8.4%	8,449	7,652	10.4%
Cargo load factor (%)	71.5%	70.1%	1.3	67.8%	67.6%	0.2
Europe (including France)
Available tonne-km (ATK)	9	8	3.8%	56	51	10.1%
Revenue tonne-km (RTK)	41	38	6.0%	265	246	7.6%
Cargo load factor (%)	21.6%	22.1%	-0.5	21.2%	20.7%	0.5
America (North and South)
Revenue tonne-km (RTK)	316	285	10.6%	1,980	1,819	8.9%
Available tonne-km (ATK)	445	425	4.8%	2,932	2,793	5.0%
Cargo load factor (%)	70.9%	67.2%	3.8	67.6%	65.1%	2.4
Asia / Pacific
Revenue tonne-km (RTK)	483	431	12.1%	2,859	2,523	13.3%
Available tonne-km (ATK)	614	533	15.3%	3,835	3,251	17.9%
Cargo load factor (%)	78.7%	81.0%	-2.3	74.6%	77.6%	-3.0
Africa & Middle East
Revenue tonne-km (RTK)	84	79	7.3%	519	473	9.6%
Available tonne-km (ATK)	133	130	2.7%	841	796	5.7%
Cargo load factor (%)	63.5%	60.7%	2.8	61.6%	59.4%	2.2
Caribbean-Indian Ocean
Revenue tonne-km (RTK)	49	48	1.5%	315	310	1.4%
Available tonne-km (ATK)	84	89	(5.8%)	577	566	2.0%
Cargo load factor (%)	58.2%	54.0%	4.2	54.5%	54.8%	-0.3

(1)	consolidation of Air France over 7 months (April-October) and KLM over 6 months (May-October)

(2)	The harmonised Cargo capacity norms between Air France and KLM have now been fully implemented, leading to a small adjustment in the reported ATK figures of KLM for the first six months. Both current year and previous year have been adjusted and are fully comparable.

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France

Date: November 8, 2004	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations